UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)

Akero Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00973Y 108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973Y 108	13G

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 777,727 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 777,727 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,727 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant VI GP LP”) and Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC” and together with Versant VI and Versant VI GP LP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

These shares are held by Versant VI. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP and may be deemed to have voting and dispositive power over the securities held by Versant VI. Bradley Bolzon, Jerel Davis, Kirk Nielsen, Clare Ozawa, Robin Praeger and Tom Woiwode are the Managing Directors of Versant VI GP LLC and share voting and dispositive power over the shares held by Versant VI.

(3)

This calculation is based upon 34,721,845 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as reported on the Issuer’s quarterly report Form 10-Q for the quarter ended September 30, 2020, filed with the United States Securities and Exchange Commission on November 12, 2020 (the “Form 10-Q”).

CUSIP No. 00973Y 108	13G

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 777,727 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 777,727 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,727 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Versant VI. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP and may be deemed to have voting and dispositive power over the securities held by Versant VI. Bradley Bolzon, Jerel Davis, Kirk Nielsen, Clare Ozawa, Robin Praeger and Tom Woiwode are the Managing Directors of Versant VI GP LLC and share voting and dispositive power over the shares held by Versant VI.

(3)	This calculation is based upon 34,721,845 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q.

CUSIP No. 00973Y 108	13G

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 777,727 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 777,727 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 777,727 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.2% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Versant VI. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP and may be deemed to have voting and dispositive power over the securities held by Versant VI. Bradley Bolzon, Jerel Davis, Kirk Nielsen, Clare Ozawa, Robin Praeger and Tom Woiwode are the Managing Directors of Versant VI GP LLC and share voting and dispositive power over the shares held by Versant VI.

(3)	This calculation is based upon 34,721,845 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q.

Introductory Note: This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on July 5, 2019, as amended by Amendment No. 1 filed with the Commission on February 14, 2020 (collectively, the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1

(a)	Name of Issuer:

Akero Therapeutics, Inc.
Address of Issuer’s Principal Executive Offices: 601 Gateway Boulevard, Suite 350, South San Francisco, CA 94080

Item 4	Ownership.

The following information with respect to the ownership of the Issuer’s Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

(a)	Amount beneficially owned:

See line 9 of each cover sheet.

(b)	Percent of class:

See line 11 of each cover sheet.

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

ii.	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

iii.	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

iv.	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its: General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.

By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director